Exhibit 99.1

FLUENT, INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 8, 2015

FLUENT, INC. AND SUBSIDIARIES

EisnerAmper LLP 750 Third Avenue New York, NY 10017-2703 T 212.949.8700 F 212.891.4100 www.eisneramper.com

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Fluent, Inc. and Subsidiaries

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Fluent, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 8, 2015, and the related consolidated statements of net loss and comprehensive loss, changes in stockholders’ equity and cash flows for the period from January 1, 2015 through December 8, 2015 and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 8, 2015, and the consolidated results of their operations and their cash flows for the period from January 1, 2015 through December 8, 2015 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
March 9, 2016

FLUENT, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

(amounts in thousands, except share data)

December 8, 2015

ASSETS
Current assets:
Cash	$16,013
Accounts receivable, net of allowances for doubtful accounts of $604	20,711
Prepaid expenses and other current assets	691

Total current assets	37,415

Property and equipment, net	748
Other noncurrent assets	764

Total assets	$38,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,413
Accrued expenses and deferred rent liability	9,154
Liability for employee incentive-based compensation plan and acquisition-related fees, net	10,000

Total current liabilities	21,567

Stockholders’ equity:
Common stock, $.01 par value: 15,000,000 shares authorized; 13,500,000 shares issued and outstanding	—
Additional paid-in capital	41,370
Accumulated deficit	(24,010)

Total stockholders’ equity	17,360

Total liabilities and stockholders’ equity	$38,927

See accompanying notes to financial statements

FLUENT, INC. AND SUBSIDIARIES

Consolidated Statement of Net Loss and Comprehensive Loss

(amounts in thousands)

Period from January 1, 2015 through December 8, 2015

Revenue	$134,771
Cost of revenue	96,394

Gross profit	38,377

Selling, general, and administrative expenses	27,330
Employee and director incentive-based compensation plan	34,850
Transaction-related fees	5,612

Operating loss	(29,415)

Interest expense, net	(1)

Loss before income taxes	(29,416)

Income taxes	(57)

Net loss	(29,359)

Comprehensive loss	$(29,359)

See accompanying notes to financial statements

FLUENT, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders’ Equity

(amounts in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained
	Shares	Amount		Earnings (Deficit)	Total

Balance - January 1, 2015	13,500,000	$—	$908	$9,398	$10,306
Capital contributions and receivable			40,462		40,462
Net loss				(29,359)	(29,359)
Distributions	—	—	—	(4,049)	(4,049)

Balance - December 8, 2015	13,500,000	$—	$41,370	$(24,010)	$17,360

See accompanying notes to financial statements

FLUENT, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(amounts in thousands)

Period from January 1, 2015 through December 8, 2015

Operating activities:
Net loss	$(29,359)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	211
Deferred taxes	(211)
Changes in operating assets and liabilities:
Accounts receivable	(7,391)
Prepaid expenses and other current and noncurrent assets	2,790
Accounts payable	(2,411)
Accrued expenses and deferred rent liability	4,910
Liability for employee and director incentive-based compensation plan and transaction-related fees	40,462
Income taxes	150

Net cash provided by operating activities	9,151

Investing activities:
Capital expenditures	(563)

Net cash used in investing activities	(563)

Financing activities:
Repayments on line of credit	(2,000)
Stockholder distributions	(4,049)
Stockholder contributions	10,000

Net cash provided by financing activities	3,951

Net increase in cash	12,539
Cash at beginning of year	3,474

Cash at end of year	$16,013

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$3

Cash paid during the year for interest	$5

Supplemental disclosure of non-cash financing activities:
Receivable for stockholders’ capital contributions	$30,462

See accompanying notes to financial statements

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE A - ORGANIZATION, DISPOSITION OF BUSINESS AND SUBSEQUENT EVENTS

[1]	Organization and nature of operations:

Fluent, Inc. (collectively, with its subsidiaries, the Company) was incorporated in Delaware on August 19, 2010, and has elected to be treated as an S corporation. It formally commenced operations in September 2010.

The Company provides people-based digital marketing and customer acquisition services and solutions to advertisers, publishers, and advertising agencies using proprietary and third-party platforms. The Company’s proprietary-hosted solutions deliver performance-based services to advertisers and provide enhanced monetization for publishers (websites and other content owners) through the use of its internally developed technologies and methods that are capable of segmenting users and serving targeted advertisements online, on mobile devices, and via other media. As part of its proprietary solutions, the Company also owns and operates its own websites which provide users with promotional offers, including sweepstakes, job listings, and offers for other goods and services using its targeted ad serving and customer acquisition capabilities. The Company also provides third-party solutions through its affiliate network and other brokered services. The Company’s customers are primarily located in the United States. The Company is headquartered in New York City.

[2]	Disposition of business:

On November 16, 2015, IDI, Inc. (IDI), the Company, and the Company’s existing stockholders (Sellers) entered into an Agreement and Plan of Merger (Merger Agreement), pursuant to which the Company would become a wholly-owned IDI subsidiary and then merge with and into another IDI subsidiary which continued as the surviving company under the name “Fluent, LLC” (the Acquisition). The Acquisition was completed on December 9, 2015 (Closing) to be effective as of December 8, 2015. The Company ceased its existence on December 8, 2015.

Pursuant to the Merger Agreement, at signing, IDI paid to the Company, a $10,000 non-refundable deposit (the Deposit). At the effective time of the merger (the Effective Time), the selling shareholders received (i) 300,037 shares of IDI’s Series B Non-Voting Convertible Preferred Stock, par value $0.0001 (the Series B Preferred), convertible into 15,001,850 shares of IDI’s common stock, par value $0.0005, valued at $123,800 at closing and (ii) $103,300 in cash, less the Deposit. Also, the cash payable to Sellers at the Effective Time is subject to adjustment for working capital and reduction for indemnification obligations (capped at $2,000). In addition, at the Effective Time, IDI paid from the cash portion of the purchase price otherwise payable to Sellers, any outstanding Company indebtedness, expenses of Sellers’ representative, certain amounts to holders of vested and unvested stock appreciation rights and any change of control payments due to certain Company employees and consultants.

[3]	Contribution receivable and subsequent events:

Contribution receivable from stockholders in the amount of $30,462 was offset against a liability related to an employee incentive-based compensation plan in the amount of $34,850 (see Note F) and transaction-related fees of $5,612, resulting in a net liability of $10,000 presented in this consolidated balance sheet. The entire contribution receivable amount of $30,462 was received on December 9, 2015.

The Company’s subsequent events were evaluated through March 9, 2016, when the consolidated financial statements were available to be issued. There are no other subsequent events to be disclosed other than the ones described above.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]	Basis of preparation:

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements have been presented through the date of the Acquisition (December 8, 2015) as described in Note A(2) above.

[2]	Principles of consolidation:

The consolidated financial statements include the accounts of Fluent, Inc. and its wholly-owned subsidiaries, American Prize Center, LLC (APC); Reward Zone USA, LLC (RZU); and Deliver Technology, LLC (DT). All significant intercompany transactions and balances have been eliminated in consolidation

[3]	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include depreciation and amortization, stock-based compensation expense, unbilled revenue, income tax provision, revenue reserves and certain accrued expenses. Actual results may differ from those estimates.

[4]	Fair value of financial instruments:

The Company utilizes fair value measurements when required. The carrying amounts of cash, accounts receivable, other current assets, other noncurrent assets, accounts payable, accrued expenses, and borrowing on line of credit approximate their respective fair values as of December 8, 2015 due to their short-term nature.

[5]	Revenue recognition:

Revenue is recognized in accordance with terms detailed in advertiser agreements and/or the attendant insertion order(s). These terms typically call for a specific payout per conversion based on a predefined user action (for example, a registration, a toolbar download, a newsletter sign-up, or click-through) subject to certain qualifying conditions (most significant, each user must be validated and/or unique to the client’s existing database). These user actions are tracked in real time by the Company’s systems, reported, recorded, and regularly reconciled against advertiser data either in real time or at various contractually defined periods, whereupon the number of qualified users during such specified period are finalized and adjustments, if any, to revenue are made.

Additional revenues are generated through revenue-sharing agreements with advertisers who email offers to users provided by the Company from its proprietary database.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 605, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectability is reasonably assured, and services are performed. Generally, services are deemed to have been performed at the time a qualified lead is delivered to the client.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5]	Revenue recognition: (continued)

In the normal course of business, the Company acts as an intermediary in executing transactions with third parties. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the Company’s transactions. Indetermining whether the Company acts as the principal or an agent, the Company follows the accounting guidance of ASC 605-45, Principal Agent Considerations. The determination of whether the Company is acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of each arrangement. While not one of the factors individually is considered presumptive or determinative, because the Company is the primary obligor and is responsible for (1) identifying and contracting with third-party advertisers; (2) establishing the selling prices of user actions sold; (3) performing all billing and collection activities, including retaining credit risk; and (4) bearing sole responsibility for media cost even if the Company lacks advertising campaigns to monetize the traffic, the Company acts as the principal in these arrangements and therefore reports revenue earned and costs incurred related to these transactions on a gross basis.

[6]	Cost of revenue:

The Company enters into agreements with publishers that enable those publishers to monetize their websites and other advertising inventory through the placement and/or display of targeted advertising. The Company typically enters into either flat guarantee arrangements or revenue-sharing arrangements with its publishers. In a flat guarantee arrangement, the Company would generate media costs on a cost per click (CPC), cost per thousand (CPM) or unique user basis, based on a rolling 30-day average, regardless of the revenues generated from such traffic. For example, in a 70/30 revenue-sharing arrangement, the Company would generate media costs for the Company equivalent to 70% of the revenue received from the advertisers whose advertisements are placed on a publisher’s website, determined on a cost per action (CPA), cost per lead (CPL) or cost per click basis, as reported by the Company’s systems. In the case of the Company’s owned media, the Company buys media from publishers and advertising platforms on a CPM, CPA or CPC basis with the intent of generating full-user registration on its owned and operated sites, regardless of the revenues generated by such media.

[7]	Concentration of credit risk and other risks:

The elements of the Company’s consolidated financial statements that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash in one financial institution. At times, such cash balances may be in excess of federally insured limits. The Company has not experienced any losses and believes that it is not exposed to any significant credit risks with respect to cash.

For the period from January 1, 2015 through December 8, 2015, there were two customers that accounted for over 10% of revenue, and there were two customers that accounted for more than 10% of outstanding accounts receivable as of December 8, 2015.

For the period from January 1, 2015 through December 8, 2015, there was one publisher that accounted for 11% of cost of revenue and there were two publishers that accounted for more than 10% of outstanding accounts payable as of December 8, 2015.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8]	Accounts receivable and credit policies:

The Company extends credit to customers and generally does not require any security or collateral. Accounts receivable are recorded at the invoiced amount. The Company carries its accounts receivable balances at net realizable value. Management evaluates the collectability of its accounts receivable balances on a periodic basis and determines whether to provide an allowance or if any accounts should be written down and charged to expense as a bad debt. The evaluation is based on a past history of collections, current credit conditions, the length of time the account is past due, and a history of write downs. A receivable balance is considered past due if the Company has not received payments based on agreed-upon terms. The allowance for doubtful accounts was $604 as of December 8, 2015.

[9]	Property and equipment, net:

Property and equipment are carried at cost less depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

Description	Estimated Life (Years)

Software	3 years
Leasehold Improvements	4 years
Office equipment	5 years
Computer equipment	5 years
Furniture and fixtures	7 years

Property and equipment at December 8, 2015, consist of the following:

Office equipment	$64
Computer equipment	119
Furniture and fixtures	122
Leasehold Improvements	149
Software	1,285

Property and equipment	1,739
Less accumulated depreciation and amortization	(991)

Property and equipment, net	$748

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any unrecoverable carrying amounts are adjusted to fair value.

Costs incurred to develop the Company’s web applications are capitalized and amortized over the estimated useful lives of the web applications in accordance with ASC 350-40 and 350-50, Internal-Use Software and Website Development Costs, respectively. These costs consist of expenses incurred in the creation of the Company’s proprietary platforms and various material additions to functionality during the course of the year. Web application software development costs are included in property and equipment and are amortized over an estimated useful life of three years. These capitalized costs are included in software in the table above. During the period from January 1, 2015 through December 8, 2015, the software costs capitalized were $525. At December 8, 2015, the Company had capitalized software costs of $506, net of accumulated amortization of $778. The amortization expense is included within selling, general, and administrative expenses in the consolidated statement of income and comprehensive income.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10]	Fair value measurements:

Fair value, clarified in FASB authoritative guidance as an exit price, represents the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a result, fair value should be determined using a market-based approach, based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering these assumptions, the guidance defines a three-tier value hierarchy that prioritizes the inputs used in the valuation methodologies in measuring fair value.

•	Level 1 - Unadjusted quoted prices in active, accessible markets for identical assets or liabilities.

•	Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3 - Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

[11]	Advertising and promotion:

In accordance with ASC 720-35, Advertising Costs, advertising and promotion costs are expensed as incurred. Advertising and promotion expenses of $778, were recorded in selling, general, and administrative expenses in the consolidated statement of income and comprehensive income for the period from January 1, 2015 through December 8, 2015.

[12]	Accounting for equity-based compensation:

The Company accounts for equity-based compensation granted to employees using the fair value recognition provisions of ASC 718, Compensation - Stock Compensation. Equity-based compensation expense for all equity-based compensation awards is based on the grant date fair value in accordance with the provisions of ASC 718.

[13]	Deferred rent:

The Company recognizes and records rent expense related to its lease agreements, which include scheduled rent increases, on a straight-line basis beginning on the commencement date over the life of the lease. Differences between straight-line rent expense and actual rent payments are recorded as accrued expenses and deferred rent liability and presented as a current liability in the consolidated balance sheets.

[14]	Income taxes:

The Company elected to be treated as an S corporation for federal and state income tax reporting purposes. Accordingly, no material federal or state provision for income taxes is recorded in these financial statements, and income and expense items are reported to stockholders in accordance with Subchapter S of Chapter 1 of the Internal Revenue Code (Sections 1361 through 1379). The Company is, however, subject to New York City corporate income tax on all income in New York City. The S corporation election was terminated subsequent to the period from January 1, 2015 through December 8, 2015 as a consequence of the Acquisition.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[14]	Income taxes: (continued)

The Company accounts for income taxes under the provisions of ASC 740, Income Taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. If it is determined that it is more likely than-not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income and comprehensive income as an adjustment to income tax expense in the period that includes the enactment date.

As required by the uncertain tax position guidance in ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant tax authority.

NOTE C - RELATED-PARTY TRANSACTIONS

[1]	Captive insurance companies:

In 2013, the Company entered into agreements with two related-party captive insurance companies to insure risks that were not otherwise insurable with commercially available policies. These related-parties, Whitehall Insurance Company, Ltd (Whitehall) and RMS Insurance Company, Ltd (RMS) (collectively, the Captives), are under common control with the Company. Whitehall is owned by three of the Company’s shareholders, and RMS is wholly owned by Ryan Schulke, the Company’s Chief Executive Officer and 55% shareholder, who is also Treasurer of both Captives.

In 2014, the Company entered into an agreement with Ramp Up Insurance Company, Ltd (Ramp Up), an additional related-party captive insurance company, to insure risks that were not otherwise insurable with commercially available policies. Ramp Up is owned by all four of the Company shareholders and four employees. Ryan Schulke is also the Treasurer of Ramp Up.

During December 2014, the Company paid premiums of $3,246 to the three Captives for 11 policies covering the policy period December 30, 2014 to December 29, 2015. As of December 8, 2015, $187 is recorded as prepaid expenses and other current assets and presented as a current asset in the consolidated balance sheet.

[2]	Loans to shareholders:

In 2012, the Company loaned $194 to two shareholders to pay the taxes on the 2011 transfer of 1,800,000 shares of common stock to these shareholders. In 2014, the Company loaned $260 to one shareholder to pay the taxes on the 2013 transfer of 432,000 shares of common stock to the shareholder. Shareholder loans are included in other noncurrent assets on the consolidated balance sheet.

The shareholders loans were repaid following the Closing from a portion of the cash proceeds otherwise payable to the shareholders as a consequence of the Acquisition.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE D - COMMITMENTS AND CONTINGENCIES

[1]	Leases:

In December 2013, the Company entered into a lease agreement for an office location in New York City. The lease requires, among other things, the payment of minimum annual rentals and the Company’s proportionate share of the taxes and other operating expenses related to the property. The lease will expire in November 2017. Also, in December 2014, the Company entered into a lease agreement for an office located in White Plains, New York. The lease expired in November 2015 and was renewed until November 2016. The Company recognizes rent expense related to both lease agreements on a straight-line basis over the lease period.

As of December 8, 2015, the minimum annual rental payments under the terms of the leases are as follows:

Year Ending December 31

2015	$44
2016	524
2017	480

Total minimum lease payments	$1,048

The Company recognized rent expense on a straight-line basis over the lease periods. For the period from January 1, 2015 through December 8, 2015, rent expense for the office facilities was $425.

[2]	Legal contingencies:

During the normal course of its business, the Company is occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. The determination of probability and the estimation of the actual amount of any such loss are inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves. Based upon the Company’s experience, current information, and applicable law, it does not believe it is reasonably possible that any proceedings and claims will have a material effect on its consolidated financial statements.

[3]	Guarantee:

As of December 8, 2015, the Company had no receivables due from US Digital (USD), an independent but commonly owned related-party. USD is a premium mobile content provider that contracted with a mobile billing aggregator, Mobile Messenger U.S. Inc. (Mobile Messenger), to provide full-service content, customer service and billing relationships with the major mobile carriers. Mobile Messenger withheld payment to USD for leads generated through the course of 2012.

On June 18, 2013, the Company guaranteed the obligation of USD to indemnify Mobile Messenger under a corporate guarantee to induce Mobile Messenger to release funds to USD that it was holding and that USD owed to the Company for lead generation services. Under the agreement signed between USD and Mobile Messenger, USD indemnified Mobile Messenger for certain claims attributable to the operation of the premium short message service (PSMS) service. The Company provided lead generation services to USD.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE D - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[3]	Guarantee: (continued)

To date, Mobile Messenger has sent two notices to USD and the Company reiterating USD’s duty of indemnification and the Company’s guarantee thereof but has not demanded indemnification. Based upon the Company’s current information, the Company is unable to predict whether Mobile Messenger will seek indemnification, and if it does, the amount that it will seek to collect from USD and/or the Company. USD and the Company believe that they have valid defenses to any claim that they owe a duty to indemnify Mobile Messenger for the claims asserted. Moreover, even if it is determined that USD and/or the Company owe a duty to indemnify Mobile Messenger, the Company believes that USD’s PSMS revenues made up only a small portion of the aggregate PSMS billings processed by Mobile Messenger, and any indemnification obligation would be based on USD’s proportionate share of Mobile Messenger’s aggregate billings.

NOTE E - BORROWINGS ON LINE OF CREDIT

On June 18, 2014, the Company amended its $2,000 revolving line of credit agreement with Bank of America to provide for an additional $2,000 of borrowings (total amount available under the line of credit is $4,000) and extended the maturity date of the line of credit to September 2015. As of December 31, 2014, the Company had borrowed $2,000 against the available $4,000 revolving line of credit.

On September 14, 2015, the Company amended the revolving line of credit agreement to extend the maturity date to September 2016.

The revolving line of credit and the facility was terminated prior to the Closing at a time when the Company had no borrowings thereunder.

NOTE F - STOCK APPRECIATION RIGHTS PLAN

On January 1, 2014, the Company established a Stock Appreciation Rights (SAR) plan to retain and reward key employees. The Company authorized the issuance of up to 1,500,000 SARs. The SAR plan allows the SAR holders to participate in the proceeds of certain future sale transactions involving the Company, but the SARs do not have any of the rights or privileges of equity ownership and are not marketable or generally transferable under the plan. The payout on a trigger event is equal to an allocable share of the consideration from a trigger event less certain transaction expenses and reserves reduced by the base value of the Company, as determined by an independent third-party as of the grant date. The Plan permits the establishment of vesting schedule for the SARs per the grant agreements. Under the grant agreements issued by the Company prior to the Closing, the SARs vest in three equal annual installments but any unvested SARs vest on a change in control. Payments due on any SARs that vest as a result of a change in control are payable half on the closing of the transaction giving rise to the change in control and the other half on the one year anniversary of the transaction. The SARs plan also provides for a payout if the employment of a holder of vested SARs is terminated for any reason other than cause.

On January 1, 2014, 375,000 SARs were awarded to three employees. During the course of 2014, 225,000 SARs were canceled and returned to the eligible pool. During the year ended December 31, 2014, the Company recorded no compensation expense or related liability in connection with the issued SARs. On January 1, 2015, 50,000 SARs vested.

On January 1, 2015, the Company issued an additional 562,310 SARs to qualified employees and issued an additional 50,000 SARs to one key employee. Prior to the Closing, 92,072 SARs were cancelled and returned to the eligible pool.

FLUENT, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Period from January 1, 2015 through December 8, 2015

(Amounts in thousands, except share information)

NOTE F - STOCK APPRECIATION RIGHTS PLAN (CONTINUED)

During the period from January 1, 2015 through December 8, 2015, the Company recorded $8,005 of compensation expense in connection with the issued SARs that had vested through December 8, 2015 as a result of the Acquisition.

On the closing of the Acquisition, the Company paid $4,320 related to the outstanding SARs from the cash proceeds otherwise payable to the Sellers. IDI has agreed to pay up to $3,685 on the anniversary of the Closing for the second payment due to employees holding SARs on the Closing provided the employee is still a Company employee on the anniversary date. Accordingly, the Company recorded $8,005 of expense (not including payroll taxes) related to this employee SAR plan in the accompanying consolidated statement of net loss and comprehensive loss.

NOTE G - CHANGE IN CONTROL FEES

The Company entered into consulting agreements with a consultant, a former Board member and the Board members immediately prior to the Closing that provided for the payment of Change in Control (CIC) Fees on a change in control of the Company equal to 0.5% of the consideration received by the Sellers less certain transaction costs and reserves (Net Purchase Price). The agreements were amended in contemplation of the Closing to provide for all or a portion of the CIC fee to be paid in cash and up to 25% of the balance in Convertible Preferred Stock of IDI.

In 2015, the Company entered into agreements with nine employees and amended prior agreements with three employees that provided for CIC Fees on a change in control of the Company. The agreements provided for CIC Fees ranging from 0.10% to 2.5% of the Net Purchase Price. The agreements were further amended in contemplation of the Closing to provide for all or a portion of the CIC fee to be paid in cash and for those employees who were “accredited investors” within the meaning of Rule 501 promulgated under the Securities Act of 1933, up to 25% of the balance in Convertible Preferred Stock of IDI.

As a consequence of the Acquisition, an aggregate of $21,751 was paid in cash and 12,625 shares of Convertible Preferred Stock of IDI, valued at $4,296 were issued on account of CIC Fees to the foregoing individuals. Accordingly, the Company recorded $26,047 of expenses (not including payroll taxes) related to CIC fees in the accompanying consolidated statement of net loss and comprehensive loss.